

Mail Stop 4631

March 28, 2017

Via E-mail
Barbara Chardi
President, Chief Executive Officer and Director
Allegro Beauty Products, Inc.
2101 29th St.
San Diego, CA 92104

>   **Re: Allegro Beauty Products, Inc.**
>   **Amendment 1 to Registration Statement on Form S-1**
>   **Filed March 9, 2017**
>   **File No. 333-214549**

Dear Ms. Chardi:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment 2 of our letter dated December 7, 2016, and we reissue the comment. Given the amount and nature of your current assets and operations it appears that you are a shell company as that term is defined in Securities Act Rule 405 of Regulation C. Please revise your prospectus to disclose that you are a shell company and provide appropriate disclosure of the consequences, challenges, risks and the limitations imposed upon your company by that status. Refer to Securities Act Rule 405.

Prospectus Summary, page 1

The Offering, page 2

2. Your risk factor disclosure that "[t]he Company does not intend to close its offering without reaching the maximum offering amount" suggests that this is an all or nothing offering. Please clarify here, your cover page, plan of distribution section and throughout your registration statement that this offering is intended to be an all or nothing offering and that the proceeds of the offering will not be available for use by the company until the all of the shares being offered have been sold. Please also clarify that the consideration paid for the shares being offered will be promptly refunded to the purchaser if all of the shares are not sold by the end of the offering period. If this is not an all or nothing offering, then please clearly explain the type of offering that the company plans to conduct. Please clearly explain

how the escrow arrangement will work with an offering with no minimum or maximum contingency. Please explain how and when funds will be released to the company.

Use of Proceeds, page 3

3. Please revise to disclose the details regarding the use of proceeds. We note your disclosure that you will need at least $50,000 to $100,000 in addition to the maximum offering amount in order to fulfill your business objectives. Please also revise to disclose that you will need additional funding to fulfill your business objectives.

Risk Factors, page 4

4. We note your response to comment 6 of our letter dated December 7, 2016. However, it does not appear that you have made any changes to this section. We reissue our comment. Please consider adding a risk factor that alerts investors to any potential conflict of interest regarding your attorney also serving as your escrow agent.

Use of Proceeds, page 17

5. Your disclosure that your president has only agreed to loan or arrange for loans you in order to complete this registration process is inconsistent with your disclosure that the "loans are necessary if the proceeds from this offering are not sufficient to implement our business plan." Please revise to clarify the circumstances in which your president has agreed to loan you funds and whether those funds are limited to certain uses.

6. We note that you have several loans due on demand. Please disclose whether any of the offering proceeds will be used to repay these loans or any of the $54,000 owed to your vendors for services for your product line. If any offering proceeds will be used to repay debt, then please update the use of proceeds tables accordingly. See Item 504 of Regulation S-K.

7. Please clarify here and in your risk factor section that all of the proceeds will be used for expenses if you sell 50% or less of the offering.

8. We note your disclosure that the total estimated costs of the offering is $30,000, which includes miscellaneous expenses in the amount of $2,393.61. However, you also include an additional amount for miscellaneous expense entitled "Miscellaneous expenses attributable to offering" in the range of $5,000 to $8,000. Please revise your disclosure to clarify what expenses are included in the in the "Miscellaneous expenses attributable to offering" column in your table on page 17.

The Offering, page 18

9. We note your response to comment 13 of our letter dated December 7, 2016, and we reissue the comment. Please clarify the circumstances or what factors you will consider in determining to extend the offering period by 180 days if all 2,750,000 shares are not sold within 180 days of effectiveness.

Management's Discussion and Analysis or Plan of Operation, page 24

10. We note your response to comment 16 of our letter dated December 7, 2016, and we reissue the comment. Please describe in greater detail your plan of operation for the next twelve months. For instance, please account for financing and timing of product manufacturing and testing and marketing and distribution. Additionally, we note that your current disclosure is predicated upon the company obtaining an additional $50,000 to $100,000 in capital beyond the maximum aggregate offering amount contemplated by this offering. Please disclose how you will allocate capital to your planned operations at different levels of funding accounting for the additional capital beyond the proceeds of this offering.

Liquidity, page 27

11. You disclose on page 28 and in Note 7 to your financial statements that you owe $41,969 in connection with demand loans from two unrelated parties and that while there is no formal loan agreement, you have a basic understanding of the loan terms with the lenders. It appears that you are substantially dependent on these loans since they have been the primary source of funding for your operations. Please identify the lenders and file a written description of your agreement(s) with the lenders as an exhibit to your next amendment. See Item 601(b)(10)(ii)(B) of Regulation S-K. For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

Business, page 31

Products, page 32

12. Please disclose the types of raw materials that you intend to use for your products.

13. Your name "Allegro Organics" implies that your products will be made from organic materials. Please revise your disclosures to clarify whether some or all of your products will be composed of organic materials. Please disclose the impact of using organic materials on your business including costs to produce your products.

<u>Plan of Distribution, page 42</u>

14. Please clarify here and elsewhere when the funds may be released from escrow. Please ensure that your disclosure regarding your escrow arrangement are consistent with the terms of your escrow agreement.

15. We note your disclosure that a rejected subscription will be returned to the subscriber within 5 business days of the rejection date, this does not appear to be an express term that is included in the subscription agreement. Please advise.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
         Jessica Nguyen, Esq.